40|86 SERIES TRUST
11815 N. Pennsylvania Street
Carmel, Indiana 46032

40|86 Advisors, Inc.
535 N. College Drive
Carmel, Indiana 46032

Conseco Services, LLC
11815 N. Pennsylvania Street
Carmel, Indiana 46032

Dear Ladies and Gentlemen:

Each portfolio listed on Schedule A, which may be amended from time to time (“Portfolio”), is a series of 40|86 Series Trust, a Massachusetts business trust (“Trust”). 40|86 Advisors, Inc. (the “Adviser”) serves as the Trust’s investment adviser and Conseco Services, LLC (the “Administrator”) serves as the Trust’s Administrator.

You hereby agree, during the period from May 1, 2005 through April 30, 2006, to waive your fees with respect to each Portfolio, and/or to reimburse a portion of each Portfolio’s operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses of the Portfolio) so that the Portfolio’s operating expenses do not exceed, in the aggregate, the rate per annum of the Portfolio’s average daily net assets listed in Schedule A attached hereto (“Expense Limitation”). You agree that this obligation shall constitute a contractual commitment enforceable by the Trust.

Additionally, any such waiver or reimbursement is subject to later adjustment to allow the Adviser or Administrator to recoup amounts waived or reimbursed to the extent that actual fees and expenses for a period are less than the expense limitation cap, provided, however, that the Adviser or Administrator shall only be entitled to recoup such amounts for a period of three years from the date such amount was waived or reimbursed.

The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this agreement.

You understand that you shall look only to the assets of a Portfolio for performance of this agreement as it relates to that Portfolio and for payment of any claim you may have hereunder relating to that Portfolio, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefore.

This agreement is effective as of May 1, 2005, and it will terminate upon the earlier of the termination of your respective contracts with the Trust or April 30, 2006. This agreement was approved by the Trustees of the Trust at their meeting on February 17, 2005.

This agreement is made and to be performed principally in the State of Indiana, and except insofar as the Investment Company Act of 1940, as amended (“1940 Act”), or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Indiana. Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

40|86 SERIES TRUST,
on behalf of the Portfolios listed on Schedule A

By: ____________________________________
Gregory J. Hahn
President

The foregoing agreement is hereby
accepted as of May 1, 2005

40|86 ADVISORS, INC.

By:____________________________
Eric R. Johnson
President

CONSECO SERVICES, LLC

By:____________________________
Name:
Title:

SCHEDULE A

PORTFOLIO	EXPENSE LIMITATION
EQUITY PORTFOLIO	1.10%
BALANCED PORTFOLIO	1.10%
GOVERNMENT SECURITIES PORTFOLIO	0.95%
FIXED INCOME PORTFOLIO	0.95%
MONEY MARKET PORTFOLIO	0.45%
HIGH YIELD PORTFOLIO	1.15%
FOCUS 20 PORTFOLIO	1.15%